

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2020

J. Kevin Buchi
Principal Executive Officer
BioSpecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

> **Re: BioSpecifics Technologies Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 17, 2020**
> **File No. 000-19879**

Dear Mr. Buchi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Carl A. Valenstein